FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 13

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2010

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

John Parisella

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz, Jr.	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2010 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(99.16)  Excerpt from Section B of “2011-2012 Budget – Budget Plan”, March 17, 2011:

–                 Canadian financial markets (table B.3);

–                 Detailed economic outlook for Québec (table B.7).

(99.17)  Section C from “2011-2012 Budget – Budget Plan”, March 17, 2011:

–                 Staying the course on restoring budget  balance in 2013-2014;

–                 Updating of the financial framework;

–                 Consolidated budgetary forecasts for revenue and expenditure;

–                 Government investments;

–                 Consolidated net financial requirements;

–                 Consolidated non-budgetary transactions;

–                 Appendix 1: Details of the 2010-2015 Québec Infrastructures Plan

–                 Appendix 2: Investment projects by government enterprises

–                 Appendix 3: Restatement of the financial framework of the 2010-2011 Budget to take into account the creation of the Land Transportation Network Fund (FORT) and the Tax Administration Fund (FRAF)

(99.18)  Section D from “2011-2012 Budget – Budget Plan”, March 17, 2011:

–                 Debt;

–                 Financing;

–                 Debt management;

–                 Credit ratings;

–                 Additional information.

(99.19)  Excerpts from “2011-2012 Budget – Budget Speech”, March 17, 2011:

–                 Summary of consolidated budgetary transactions 2010-2011 fiscal year;

–                 Summary of consolidated budgetary transactions 2011-2012 forecast;

–                 Budgetary revenue of the Consolidated Revenue Fund 2011-2012 forecast;

–                 Budgetary expenditure of the Consolidated Revenue Fund 2011-2012 forecast;

–                 Consolidated non-budgetary transactions 2011-2012 forecast;

–                 Consolidated financing transactions 2011-2012 forecast.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 13 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Bernard Turgeon
Name:	Bernard Turgeon
Title:	Associate Deputy Minister

Date: March 23, 2011